Item 77C  Deutsche Small Cap Value Fund (a
series of Deutsche Value Series, Inc.) (the
"Fund")


Shareholder Meeting Results

A special Meeting of Shareholders (the "Meeting") of Deutsche Small Cap Value Fund (the "Fund"), a series of Deutsche Value Series, Inc., was scheduled to be held on November 21, 2017 at the offices of Deutsche Investment Management Americas Inc.,
345 Park Avenue, New York, New York 10154.
The Meeting was adjourned until, and convened on, January 10, 2018 to permit the solicitation of additional votes. At the Meeting, the following matter was voted upon by the shareholders of the Fund (the resulting votes are presented below).

1a.	Approval of an Agreement and Plan of
Reorganization and the transactions it
contemplates, including (i) the transfer of all of the assets of the Fund to Deutsche Small
Cap Core Fund ("Small Cap Core"), a series of Deutsche Investment Trust, in exchange for shares of Small Cap Core ("Merger
Shares") and the assumption by Small Cap
Core of all the liabilities of the Fund; and
(iii) the distribution of the Merger Shares to the shareholders of the Fund in complete liquidation of the Fund.


Number of Votes:
For
Against
Abstain
Broker
Non-
Votes*
6,280,243
208,311
638,205
0


*	Broker non-votes are proxies received by the
funds from brokers or nominees when the
broker or nominee neither has received
instructions from the beneficial owner or other persons entitled to vote nor has discretionary power to vote in a particular matter.